July 29, 2011

JoAnn M. Strasser
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, OH 45202

Re: Ranger Funds Investment Trust
          File Nos. 333-175328; 811-22576

Dear Ms. Strasser:

        We have reviewed the registration statement on Form N-1A for Ranger Funds Investment Trust (the "Trust"), filed with the Commission on July 1, 2011. The registration statement offers the Ranger Small Cap Fund, Ranger Mid Cap Fund, Ranger International Fund, and Ranger Quest for Income Fund (the "Funds"). We have used captions from the registration statement above our comments to indicate the sections of the registration statement to which the comments relate. However, you should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Fund Summary – Ranger Small Cap Fund

1. Footnote (3) to the fee table states that "The Fund's adviser <u>has contractually agreed to reduce its fees and to reimburse expenses, at least until [_____], 2012, to ensure that</u> total annual Fund operating expenses after fee waiver and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) <u>will not exceed [__]%</u> of average daily net assets." (emphasis in original). Please confirm that any expense reimbursement or fee waiver arrangement that is included in the table will reduce fund operating expenses for no less than one year from the effective date. See Instruction 3(e) to Item 3 of Form N-1A. Otherwise, please delete the last two lines from the fee table along with footnote (3).

    In addition, please explain to us what expenses are included in the "indirect expenses" identified in the third line of the footnote. Also, the footnote states that "expenses of other investment companies in which the Fund may invest" will be excluded from the waiver.

Please revise this sentence to clarify that these expenses excluded from the waiver are the "acquired fund fees and expenses" described in the next caption of the Fee Table.

2. The second sentence of the narrative preceding the Example to the Fee Table states that the Example assumes that the Fund's operating expenses remain the same. Please confirm to us that the figures expressed in the Example will include for the contractual fee waiver and/or reimbursement only for the period expressed in footnote (3) to the Fee Table and thereafter will reflect the Fund's total annual fund operating expenses without the effect of the waiver and/or reimbursement.

3. The second sentence of the first paragraph under "Principal Investment Strategies" states "The Fund defines small cap companies as those, which at the time of purchase, were in the capitalization range of the Russell 2000 Growth Index, which was $7.2 million to $5.2 billion as of December 31, 2010." Please revise to define small cap with a specific number or numbers (e.g., "The Fund defines small cap companies as those, which at the time of purchase, have capitalizations ranging between $7.2 million to $5.2 billion."). The definition may be based on the capitalizations of companies in an index generally recognized as "small cap," as of the most recent reconstitution date (e.g., if Company X was the largest company in a small cap index as of the reconstitution date, with $2 billion in assets, but Company X subsequently increased to $10 billion in assets after the reconstitution date, the Fund can use $2 billion for its definition of small cap).

4. The third sentence of the second paragraph under "Principal Investment Strategies" states "[t]he adviser seeks to preserve capital primarily through diversification using the following limits, each as measured at the time of purchase: maximum position size 5.0% and average position size 2.0% - 2.5%." Please explain to us what portion of the Fund's assets these figures represent (e.g., net assets or total assets).

5. Under "Principal Investment Risks," the first sentence states that "An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency." Will the Fund be offered or sold through insured depository institutions? If not, please delete this sentence. See Item 4(b)(1)(iii) and General Instruction C.3(b) of Form N-1A.

6. Under "Principal Investment Risks," the description of Management Risk states "The adviser's judgments about the attractiveness and potential appreciation of one or more may prove to be inaccurate and may not produce the desired results." This sentence appears to be missing some text, please revise.

7. Under "Principal Investment Risks," the description of Portfolio Turnover Risk states that increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs and may result in taxable capital gains. What is the Fund's expected portfolio turnover? If greater than 100%, please include disclosure in the Principal Investment Strategies section that the Fund will engage in frequent and active trading.

8. Please confirm that for each risk described in the Principal Investment Risk section, the Principal Investment Strategies section includes corresponding disclosure describing the strategies that subject the Fund to such risks.

9. Under "Principal Investment Risks," the Small Cap Company Risk has a smaller font than the remainder of the document. Please match the font used in the remainder of the document. Please also revise this font in the description of Mid Cap Company Risk in the Summary Section for the Rangers Mid Cap Fund, and in the description of Small and Mid Capitalization Company Risk in the Summary Sections for the Ranger International Fund and Ranger Quest for Income Fund.

10. Please include disclosure in the "Performance" section that the information to be included in this section will provide some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for 1, 5, and 10 years compare to those of a broad measure of market performance. See Instruction 1(b) to Item 4(b)(2) of Form N-1A.

Fund Summary – Ranger Mid Cap Fund

11. The second and third sentences in the first paragraph under "Principal Investment Strategies" state "The Fund defines mid cap companies as those with a market capitalization between $1.5 and $10 billion at the time of purchase. The Fund defines mid cap companies as those, which at the time of purchase, were in the capitalization range of the Russell Midcap Growth Index, which was $752.4 million to $21.5 billion as of December 31, 2010." Which definition will be used? If the second sentence will be used, please also see Comment 3 above (modified, as necessary, to describe a mid cap company rather than a small cap company).

Fund Summary – Ranger Quest for Income Fund

12. The investment objective section states that "The Fund seeks total return from capital growth and income." As the Fund's name includes the word "income," please revise this section to indicate that the Fund's investment objective is income. You may include total return and capital growth as secondary objectives.

13. The fourth sentence of "Master Limited Partnership Risks" states that the Fund's MLP investments will be primarily but not exclusively focused in the energy sector. Please note this in the Principal Investment Strategy section as well.

Management

14. In the relevant paragraph for Ranger Investment Management, L.P., Ranger International (TX) Management, LP, and Ranger International Management, L.P., please disclose how long the entities have been providing advisory services.

15. Please include the statement required by Item 10(a)(2) of Form N-1A indicating that the Statement of Additional Information provides additional information about the Portfolio Managers' compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers' ownership of securities in the Fund.

16. In the description of the "Sub-Adviser" section under the Ranger International Fund and Ranger Quest for Income Fund, disclosure states that the [sub] adviser is entitled to receive an advisory fee equal to fifty percent of management fee "collected" by the adviser. Will the sub-adviser be entitled to receive a fee based only on the net fees collected by the adviser (in accordance with the contractual fee waivers described in footnote (3) to the Fee Table) and, if so, will the sub-adviser be entitled to a portion of any additional fees collected by the adviser pursuant to any recoupments (as described in footnote (3) to the Fee Table)?

How Shares Are Priced

17. The second paragraph states that if market quotations are not readily available, securities will be valued at their fair market value as determined in good faith "by the adviser" in accordance with procedures approved by the Fund's board of trustees. The third paragraph states that the Fund's adviser "or sub-adviser" may need to price the securities of the Fund using the Fund's fair value pricing guidelines. Please revise this apparent inconsistency.

18. The last paragraph states that the Fund will value assets that are invested in open-end management investment companies registered under the 1940 Act at each underlying fund's net asset value. Please clarify in this section that the Fund will value its holdings in exchange traded funds at their market prices.

Statement of Additional Information

Investment Restrictions

19. The paragraph under "Senior Securities" states "Each Fund will not issue senior securities. This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Funds, provided that the Fund's engagement in such activities is consistent with or permitted by the Investment Company Act of 1940, as amended, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff." This paragraph is confusing. If true, please revise to clarify that the Funds may invest in senior securities to the extent permitted by the 1940 Act. Please also confirm that the risks of issuing senior securities are described in the SAI.

        We note, moreover, that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6773.

Sincerely,

Kieran G. Brown
Senior Counsel